Mail Stop 4561

May 21, 2007

Mr. James C. Edenfield
Chief Executive Officer
American Software, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, Georgia 30305

> **Re:** **American Software, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2006**
> **Form 10-Q for the Quarterly Period Ended July 31, 2006**
> **Form 10-Q for the Quarterly Period Ended October 31, 2006**
> **Form 10-Q for the Quarterly Period Ended January 31, 2007**
> **File No. 000-12456**

Dear Mr. Edenfield:

We have reviewed the above referenced filings and your response letter dated April 26, 2007 and we have the following comment. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Notes to the Consolidated Financial Statements

(7) Shareholders' Equity

Certain Class A and Class B Common Stock Rights, page 91

1.   We note the revised earnings per share disclosure in response to prior comment number 1(d). Your disclosure states that you are calculating Class A and B diluted earnings per share ("EPS") using the "if-converted" method. This results in the calculation assuming

no holders of Class B common stock and, therefore you have not presented diluted EPS for Class B common stock. Please note that we believe diluted EPS must be presented for both classes of common stock. That is, diluted EPS for the Class A common stock should be presented on the "if-converted" method, while the diluted EPS for the Class B common stock should be calculated on the "two-class" method. Specifically, the computation of diluted EPS for Class A shares should assume conversion of Class B shares; however, diluted EPS for Class B shares should not assume conversion of those shares. Provide the calculation for diluted EPS for Class B shares using the two-class method. Ensure that this calculation shows how the undistributed earnings are being "reallocated" between the classes of common stock under this method. In addition, your footnotes should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each class of common stock. Please clarify how you plan to revise your disclosures to comply with this guidance.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief